UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 3 March 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited
3 March 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:           HAR
NYSE:       HMY
ISIN No.:  ZAE000015228
Registration number:
1950/038232/06
Sponsor:
J.P. Morgan Equities South
Africa Proprietary Limited
Harmony appoints new chief operating officer
Johannesburg. Monday, 3 March 2014: Harmony Gold Mining Company Limited
(“Harmony”) is pleased to announce the appointment of Alwyn Pretorius as Chief
Operating Officer.
Pretorius has 20 years of underground deep-level gold mining experience in different supervisory and management positions. He has been an executive of Harmony since
2007 and holds degrees in both BSc Mining Engineering and BSc Industrial
Engineering.
Tom Smith, who held the role as chief operating officer, has resigned to pursue other business interests.
“Tom made an invaluable contribution to the mining industry as well as the company.
We wish him well in his future endeavours,” said Graham Briggs, chief executive officer.
“Alwyn is hands-on, young and energetic and brings new ideas to our approach to production and safety,” Briggs added.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 3, 2014
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director